1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________.)

TSMC Board of Directors Proposes NT$2.5 Dividend

Including NT$2.0 Cash Dividend and 5% Stock Dividend

Hsinchu, Taiwan, R.O.C. — February, 22 — Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the “Company”) (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$2.5 per common share, including a stock dividend of NT$0.5 per share (5% stock dividend) and a cash dividend of NT$2.0 per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled for May 10, 2005.

TSMC Spokesperson and Vice President Ms. Lora Ho noted that, at its meeting, the Board of Directors also:

1.	Approved the 2004 Business Report and Financial Statements. Revenue for 2004 totaled NT$255.9 billion and net income was NT$92.3 billion, with earnings per share of NT$3.97.

2.	Approved a proposal for distribution of 2004 profits :
(1)	A dividend of NT$2.5 per share will be proposed to the common shareholders, including a stock dividend of NT$0.5 per share (5% stock dividend) and a cash dividend of NT$2.0 per share.
(2)	Employees’ profit sharing will be distributed in both stock and cash. Profit sharing will amount to NT$3,086 million distributed in stock at par value and NT$3,086 million distributed in cash.
(3)	After the distribution, the Company’s total shares outstanding will increase to about 24.7 billion.

3.	Approved the 2005 R&D Projects and Sustaining Capital Appropriation of NT$4,739 million.

4.	Approved a capital appropriation in the amount of US$709 million for expanding Fab 14’s capacity of 0.11um and 90nm processes.

5.	Approved scheduling of the 2005 Regular Shareholders’ Meeting for 9:30 a.m. on May 10, 2005 at the Auditorium in the Activity Center of the Hsinchu Science Park.

6.	Approved the appointment of Mr. Jason Chen as Vice President.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

This is to report Board of Director of Taiwan Semiconductor Manufacturing Company Ltd. approved scheduling of the 2005 Regular Shareholders’ Meeting for 9:30 a.m. on May 10, 2005 at the Auditorium in the Activity Center of the Hsinchu Science Park. Meeting Agenda is as follows:

I.	Report Items

1). To report the business of 2004

2). Supervisors’ review report

3). To report the status of acquisition or disposal of assets with related parties for 2004.

4). To report the status of guarantee provided by TSMC as of the end of 2004.

5). To report the implementation of treasury stock buyback

II.	Proposed Resolutions

1). To accept 2004 Business Report and Financial Statements

2). To approve the proposal for distribution of 2004 profits

3). To approve the capitalization of 2004 dividends and employee profit sharing

4). To approve revisions to the Articles of Incorporation

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 22, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer